Filed by Ares Acquisition Corporation II pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Ares Acquisition Corporation II (File No. 001-41691)

Set forth below is a transcript of the investor webcast held on April 14, 2025 announcing the proposed business combination (the “Business Combination”) between Ares Acquisition Corporation II (“AAC II”) and Kodiak Robotics, Inc. (“Kodiak”).

Welcome to the investor conference call relating to the proposed business combination between Kodiak and Ares Acquisition Corporation II.

Today’s speakers include Allyson Satin, Chief Operating Officer of Ares Acquisition Corporation II, Don Burnette, Founder and Chief Executive Officer of Kodiak, Michael Wiesinger, COO of Kodiak, and Eric Chow, CFO of Kodiak.

Safe Harbor

I would like to first remind everyone that comments made during the course of this webcast and in the accompanying slide presentation contain forward-looking statements and are subject to risks and uncertainties including, but not limited to, relating to Kodiak’s and Ares Acquisition Corporation II’s expectations or predictions on their respective financial and business performance and conditions, expectations or assumptions in consummating the proposed business combination between the parties and any related transactions, and expectations with respect to future performance. Actual results could differ materially from those expressed in such forward-looking statements for any reason, including those listed in the accompanying presentation. Neither AAC II nor Kodiak assumes any obligation to update any such forward-looking statements except as required by law. Please also note that past performance or market information is not a guarantee of future results. Certain information discussed in this webcast call and the accompanying slide presentation was derived from third-party sources and has not been independently verified. And accordingly, neither AAC II nor Kodiak makes any representation or warranty with respect to this information. Ares Acquisition Corporation II has filed with the Securities and Exchange Commission an investor presentation that we encourage you to read which contains an overview of the transaction and important disclaimers regarding forward-looking statements and other matters as well as certain risk factors, all of which also apply to today’s conference call.

Allyson Satin, COO of AACT

We are very excited to talk to you about the opportunity and strategic rationale for our business combination with Kodiak. Most of you know that a subsidiary of Ares Management Corporation, or Ares, is the sponsor of Ares Acquisition Corporation II, or AAC II, a special purpose acquisition company with over $550 million of cash-in-trust.

As of December 31, 2024, Ares has invested or committed approximately $90 billion since inception in companies and assets in the transportation, logistics and technology related sectors. AAC II has benefited from Ares’ robust sourcing capabilities, and we have been incredibly disciplined in our review process and the number of opportunities that we evaluated to ensure that we identified a best-in-class opportunity for AAC II shareholders. Our platform expertise and relationships have been invaluable in our due diligence efforts and we believe will benefit Kodiak as it executes against its growth plan in the public markets. In our view, Kodiak is a solutions provider that addresses the growing challenges of the transportation industry in a safe and scalable way while providing customers with a wide range of potential benefits and cost savings.

Turning to the next slide, I’d like to spend a moment sharing our motivation and reasoning behind this partnership.

First, it is critical that we all understand the significance of autonomous technology and the important role that we believe it will play in solving major challenges faced by the commercial trucking and public sectors. In our view, autonomous trucking is vital to both enhancing safety and driving efficiency and the Kodiak Driver is already making a difference with its operations today.

Second, the total addressable market, or TAM, worldwide is estimated to be greater than $4 trillion US Dollars and approximately $1 trillion in the U.S. alone. We believe the identified end-markets represent a significant revenue opportunity for the Company even at low autonomous penetration levels. For example, if autonomous trucks captured only 10% of the $1 trillion TAM in the United States, the implied serviceable market for Kodiak would be $100 billion.

Third, in our view autonomy helps solve existing industry pain points, including global driver shortages and rising costs of trucking. Kodiak’s AI-driven approach to ground autonomy is designed to enhance safety across a wide range of environments while providing meaningful total cost of ownership benefits to end customers.

Fourth, Kodiak is the first company to publicly announce its delivery of driverless trucks to customers in commercial operations and is currently generating recurring revenue through its partnership with Atlas Energy Solutions, which was announced in July 2024. Additionally, in March 2025, Kodiak reached a key milestone with Atlas which means that, subject to the terms of the Master Services Agreement, Atlas will purchase the first 100 trucks equipped with Kodiak’s autonomous driving solution under the agreement. While the Company will discuss its economic model in more detail later in the presentation, if we assume a run-rate recurring revenue per truck of $230,000 to $300,000, this guaranteed order implies run-rate recurring revenue of $23-30 million annually. Atlas joins a roster of flagship clients including JB Hunt, Werner, and the U.S. Army, where Kodiak delivers. autonomous solutions for the Army’s Robotic Combat Vehicle Program under which it has been paid approximately $30 million.

Fifth, Kodiak has an attractive, technology-driven business model, which generates recurring revenue from both per mile and per vehicle license fees. We believe Kodiak customers benefit from reduced driver-related overhead costs, fuel efficiency and insurance premium savings.

Sixth, in addition to the over $550 million of cash-in-trust available from AAC II, assuming no redemptions from AAC II’s shareholders, new and existing institutional investors including Soros, ARK Investments and Ares, have invested or committed over $110 million of financing to support the transaction.

Finally, I would like to highlight the Kodiak management team, whose members have decades of collective experience in the autonomous technology and trucking industries with expertise around AI, software, hardware and operations. In particular, Don brings more than a decade of experience in autonomous mobility from his time at Waymo, Otto and Uber ATG and now Kodiak.

With that, I’ll turn things over to Don to talk about the exciting opportunities ahead for Kodiak.

Don Burnette, Founder and Chief Executive Officer of Kodiak:

Thank you, Allyson. We are really excited about combining with AAC II and I am thrilled to take this opportunity to share the highlights of our business and how this transaction will help us unlock new opportunities to scale our driverless technology across commercial trucking and public sector applications.

I founded Kodiak with the vision to make the company the trusted world leader in autonomous ground transportation dedicated to commercializing driverless trucking at scale. I became passionate about autonomy back in college, after a friend of mine was tragically killed in a car accident, and I thought there had to be a way to make roads safer.

Back in my early years as a member of the Google self-driving car team, I quickly realized that it was the trucking market that faced some of the most existential challenges and ultimately would benefit the most from autonomy. In 2023, there was 70% turnover for large truckload fleets and as of 2024 a massive labor shortage with over one million drivers expected to be needed over the next decade, both of which can lead to safety risks, rising costs and inefficiencies.

During my time in this industry, amazing progress has been made but driverless deployment has always seemed to be coming soon. Well I can tell you that the future is here now. We’ve delivered vehicles equipped with Kodiak’s autonomous solution to customers and are generating driverless revenue today.

Most people believe that autonomous technology develops gradually, in a slow progression, with so many companies claiming to be “close” to driverless. In truth, driverless deployment is binary. You’re either driverless, or you’re not. And Kodiak has made the transition from 0 to 1.

Trucking is a massive market globally and in the U.S. At Kodiak we’re delivering technology that allows us to focus on two large market segments: commercial trucking, which is the backbone of the economy with approximately 4 million Class 8 trucks running in the U.S. alone, and the public sector with a broad range of defense and government applications.

We’ll discuss our business model in more detail later in the presentation, but I wanted to quickly highlight that we provide an AI software solution, called the Kodiak Driver, which we deploy into our “driver as a service” business model. And we’re fundamentally asset light because our end customers purchase, own and operate the trucks, while we provide autonomy software updates, support, and monitoring to ensure trucks get from A to B safely, and on time.

Now let’s talk about the technology behind the Kodiak Driver.

We built a single AI driver that’s capable of operating on highways, surface streets, dirt roads, off road environments and in most weather conditions that’s going to be thrown at a trucking company. Importantly, our approach does NOT depend on HD maps. It’s designed to see the road and analyze its surroundings based on real time information, just like you and I do when we drive.

This was one of the key decisions we made when we founded Kodiak. Every other AV program I’ve been a part of has used HD mapping. And HD mapping technology, with its detailed, centimeter precision, CAN make sense for applications like RoboTaxi deployments operating in urban environments, but we fundamentally did not think it made sense for trucking applications, where there are stretches of driving hundreds or even thousands of miles where there is a high likelihood of encountering construction or road closures. As a result, we built a solution that is more adaptable to real time changes in the environment and is continuously learning based on what it sees. This allows the AI-driven software to scale in a very efficient way.

On the platform side, we have built a common technology solution for mass deployments that is vehicle agnostic and operates across multiple truck platforms.

And lastly, we recognize that truck uptime and efficient maintenance are fundamentally important for our customers, so we designed modular hardware that is easy to maintain in the field, without the need for specialized technicians, so that they can keep their autonomous trucks up and running, 24/7.

Taking a step back, Kodiak was founded in 2018, and we have a long history and track record of hitting our milestones. I want to highlight a few of the important ones. Back in 2023, we started running loads between Dallas and Atlanta. At the end of 2024, we launched our first commercial driverless trucks to Atlas Energy Solutions. Since then, Atlas has been operating these trucks around the clock. And I’m excited to announce that as of March, we have secured our first 100 truck order from Atlas. Kodiak has now crossed the inflection point. As we discussed before, Autonomy is binary, and now that we’re driverless, our primary focus is on growing and scaling our commercial business and revenue.

And achieving our milestones has led to real world impact.

The Kodiak Driver has delivered over 7,000 loads and driven over 2.6M miles, which gives the system the experience necessary to operate safely for our customers. We operate over a network size of over 20,000 miles.

And I’m also pleased to report that as of March 31, 2025 we have driven over 750 hours of paid driverless operations. We view paid driverless hours as a key metric for investors and analysts to measure the progress and success of an autonomous company, regardless of the specific use case, because it provides a unit of measure for delivering value for customers. As an example, you can have 24 trucks running 1 hour a day, or 1 truck running for 24 hours a day, and ultimately provide the same value to a paying customer. Note that this metric does not include any testing or non-paid operations. Now that autonomy is truly here – at least for Kodiak – we believe tracking paid driverless hours is the most meaningful metric going forward.

Here you can see how we stack up with our closest competitor. We’ve driven about the same number of autonomous miles, but we’ve already achieved over 750 paid driverless hours in operation. We are also the first company that has delivered driverless trucks owned and operated by a customer. However, we’ve done so at a different level of investment. We’ve been able to achieve these accomplishments with a quarterly burn that is approximately $20 million in Q4 of 2024. We fundamentally believe that being good stewards of capital is critical, and we take that fiduciary duty very seriously. We believe that we can continue to grow Kodiak on a responsible financial basis while still making amazing progress.

We have been able to take a capital efficient approach to developing our autonomous solution by partnering with third parties and with the broader ecosystem to allow Kodiak to focus on our core technology, which is building advanced AI powered autonomy software. And we want to leverage the best in class providers for sensors, simulation tooling, and data labeling, amongst others. And from an integration perspective, we’ve always thought that taking a modular approach would simplify maintenance and allow us to more quickly put trucks in the hands of our customers.

Now let’s turn to the critical issue of safety.

Safety is the foundation of everything we do at Kodiak. It is a responsibility that I and everyone at Kodiak takes very seriously and has been the focus of the Company since day one. We utilize what we believe are industry best practices to formulate our safety case framework and have built a clear, evidence-backed case for why our technology is safe to deploy. Safety is not only a moral imperative but is paramount for customer and public acceptance of this technology. We also firmly believe that safety is a team sport, and, as such, we have worked closely with Federal and state regulators, law enforcement and our industry partners to ensure that not only our vehicles, but AVs industry-wide are fundamentally safe. For more details on our approach to safety, see additional slides in the Appendix to this presentation.

The Company has been built by a leadership team that’s been together since the beginning. We believe we have unparalleled experience and expertise in AV, and we have the conviction, the energy, and the passion to take this company to the next level of growth.

We buttress that amazing leadership team with Kodiak’s Industry Advisory Council, composed of leading voices in and around the commercial trucking space. The council is chaired by James Reed, who is VP of transportation at Walmart, and sits on our board of directors.

And now that I’ve talked about the technology and the Company, I’d like to hand it over to our COO, Michael Wiesinger, who will talk about how we have commercialized the business.

Michael Wiesinger, COO of Kodiak

Thank you, Don. I’d now like to tell you about how we are putting our technology to work.

We have built an extensive autonomous freight network of over 20,000 miles that runs across the southern half of the United States where we have hauled freight for our extensive customer base, including J.B. Hunt, the largest intermodal carrier in the U.S., Werner one of the largest truckload carriers in the U.S., and CR England, one of the largest refrigerated carriers in the U.S., amongst many others. The lanes in red are the ones we have already driven and are operationally ready, today. The ones in yellow are the ones that we deliver commercial freight on, on a daily basis. Texas, more specifically Dallas Fort Worth, has become a national hub for autonomous trucking, because of its freight rich market, strong infrastructure, and a supportive regulatory environment. The lane we are most proud of and excited about is our Dallas to Atlanta lane, crossing several states. In our view, this is the exact type of lane where driverless trucks can deliver the most value. Given the approximately 15-hour long haul, we believe our ability to run 24/7 will greatly increase the efficient movement of goods and asset utilization.

Kodiak has always taken a customer-centric approach, and we believe that is one of our greatest differentiators. Instead of just providing a one-size-fits-all piece of technology, we guide our customers along the way through our Partner Deployment Program, which we have refined over the last few years, to enable seamless integration of driverless trucks into their operations.

The program offers a structured approach to go from autonomously hauling commercial freight with Kodiak trucks to actually deploying the technology on our customers’ fleets. We assess the customer’s freight network to help maximize the value driverless trucks will provide to them, define the end-to-end solution, detail operational workflows like who will provide maintenance services, and define integrations with their fleet and transportation management systems, to ensure customer success. We pride ourselves on working through this journey together with our customers, to deliver a tailored solution that drives customer value.

Now, let’s take a closer look at a few case studies:

Starting with Atlas Energy Solutions. As we previously mentioned, we recently started to generate recurring revenue from having deployed driverless trucks with our partners at Atlas Energy Solutions. Together, Atlas and Kodiak, became the first companies to publicly announce that they have put driverless trucks into commercial operations, with the trucks being owned and operated by the fleet operator, Atlas. These trucks run day and night, 7 days a week and have already achieved over 750 paid driverless hours. We have continuously hit all the milestones to deliver on the roadmap we have defined with Atlas. Subject to the terms of the Master Services Agreement, we have secured Atlas’ contractual commitment for their first order of 100 trucks. We have big plans together and are excited about Atlas’ commitment to growing their deployment with us.

The next one I want to highlight is JB Hunt, the largest intermodal carrier in the U.S. After conducting a large assessment of the market and looking for a solution for their shipping customer Bridgestone who was looking into autonomous freight delivery, they chose Kodiak as the company to work with. Together, we developed an end-to-end solution and are now operating 24 hours a day, four days a week and have already delivered over 150 loads and driven over 120,000 safe miles.

And Werner, one of the largest truckload carriers and one of Kodiak’s longest standing customers who we’ve driven over 200,000 safe miles for. In addition to commercial operations, Kodiak and Werner have worked through several phases of the Partner Deployment Program with integration into their existing network and systems as a high priority. I’ve always been impressed by how forward-thinking the Werner team is from a technology perspective, and our work together has helped push our and their approaches forward, so that they are best prepared to seamlessly deploy and integrate driverless trucks into their operations.

In addition to our close relationships on the commercial trucking side, we’ve also built a public sector focused business that underscores how versatile our technology is. Our work with the U.S. Army has not only provided us with approximately $30 million of revenue since October of 2022, and opened up the growing market of defense tech but has required us to push our technology to work in rough and unstructured environments. Our single AI platform takes the learnings from the rugged environments required by the Army and leverages them for our commercial trucking applications, enabling driverless operations with Atlas.

As important as our work with the U.S. Army, we have also built a fantastic relationship with Textron Systems to integrate into their Ripsaw M3 which is their competitive platform for the vehicle side of the RCV program. This treaded platform has no human controls, and is a purpose built, unmanned vehicle for defense applications and allows us to push our autonomy into even more unstructured and rugged environments. As the U.S. and allied militaries look to leverage dual-use AI and autonomous technologies for the most complicated logistics needs, we believe our partnership with Textron will provide further opportunities to deploy our technology.

I’ll now turn it back over to Don to discuss the technology and our business in more detail.

Don Burnette, Founder & CEO

Thanks, Michael.

The next several pages describe our differentiated technology.

From day one, we thought it was fundamentally important to build a single technology platform that can drive a variety of vehicle types across a diverse set of environments.

And so with all of our work across both commercial trucking and the public sector, our AI driver gets stronger, better and more capable. At the core of our solution are industry-leading AI models that enable us to classify objects, predict their behavior and safely and efficiently drive through the world.

Having launched our product and proven the technology, our primary focus is on growing and scaling our commercial business and revenue. This is where our early focus on building a modular, easy to manufacture and easy to maintain solution will bear fruit as our commercial deployment continues to grow.

Autonomy is not, and cannot, be one size fits all. Our customers require that autonomous solutions meet fleet preferences across OEMs, truck models AND configurations while also hauling a wide range of trailer types and weights, and be easy to build and maintain. As you can see, we believe we have done just that.

[Slide: Kodiak Services: Connecting Autonomy with Customer Operations]

And, it’s not enough to build the autonomous driver itself. The Kodiak Driver seamlessly integrates with customer operations, such as their fleet management and transportation management solutions, as well as providing AI guarded remote assistance and additional capabilities.

We have told you what we have built, now let me tell you where we are going.

One of the things that I believe differentiates the success and failures of different efforts in autonomy is whether they had a clear vision of what they needed to accomplish and the steps it would take to get there. As we noted on our milestone slide Kodiak has consistently set and achieved ambitious goals. And that got us to our driverless launch in 2024. Now that we are launched our primary focus is on growing our business and revenue. In service of that effort, we expect to deliver 10’s of driverless trucks in 2025, 100’s of driverless trucks in 2026 and then 1000’s of driverless trucks in 2027 and beyond, and we believe this provides us with a clear path towards scale and self-funding.

But a business cannot succeed without a product that solves customer pain points and continues to evolve to deliver more and more value. As you can see on this slide, we have a very clear product and technology vision in terms of how we continue to scale to meet customers’ needs and deliver an increasingly valuable, efficient and versatile solution.

We currently have a supportive regulatory environment in 24 states that have passed explicit bills enabling the removal of the driver from autonomous vehicles. And most importantly, our existing routes are where you see the strongest concentration of permissive regulation. We have close relationships at the federal and state levels, and we’re excited to continue to work closely with them as we strengthen an already robust regulatory picture. We were encouraged to hear the Secretary of Transportation, Sean Duffy in his confirmation hearing speak to the importance of a comprehensive federal framework for AVS while ensuring that the framework doesn’t stifle innovation.

I will now turn the call to Kodiak’s CFO, Eric Chow.

Eric Chow, CFO of Kodiak

Thanks, Don. Let’s dig into our business model.

Diving a little deeper into the business model, we are providing a Driver-as-a-Service, whether that’s in the commercial trucking space or in the public sector. However, we recognize that different customers think about procuring these services in slightly different ways. We have some commercial customers who are accustomed to paying per mile, and others who are accustomed to paying on a per vehicle basis. We want to meet the customer where they are and we support both procurement models. Notably the public sector pays for R&D funding up front, and then we charge them a per vehicle fee. In each procurement model, we aim to sign long term contracts with our customers to generate long-term recurring revenue. From a cost perspective, Kodiak’s variable costs predominately include the cost of the hardware as well as remote & on-site support. Lastly, our business model is asset-light.

We believe our customers will realize tremendous benefits from this technology. Not only increases in productivity, but increases in efficiency and savings as well as driver safety. To provide one example: the maximum a human can drive is 11 hours per shift according to federal regulations. But as you know, oftentimes they drive quite a bit less. There’s no reason why autonomous trucks can’t be at least twice as effective, if not more, leading to much greater asset utilization and increased revenue. In short, we believe our customers will increase their revenue, reduce operating costs and increase safety; and, in trucking safety equals savings.

As previously noted, trucking companies face increasing costs. You can see that on a per mile basis or on an annual basis, in addition to the driver cost, there’s a slew of other expenses including driver overhead, insurance, and fuel costs. In some instances, our customers even need to house people on-site when operating in remote environments. As such, we think we can deliver savings to our customers between 15-35% while still building a long term blended gross margin profile between 60-80%.

When you look at this from a Kodiak revenue perspective you can see that we have the opportunity to build strong recurring revenue across our customer base.

Let me walk you through how we think about it, starting with the per mile license fee model: We assume trucks will operate 275 days out of the year, driving 18 hours a day at an average speed of 45 miles per hour, that yields roughly 225 thousand miles a year per truck. When we then take the total per mile cost of a driver, including wages & benefits, as well as some of the other operating costs our service can help reduce, including driver management and associated overhead, insurance and fuel, multiply that by the annual expected miles per truck per year, apply the additional expected savings we deliver to our customers, that represents $150 to $190 thousand per truck per year in potential revenue on a recurring basis.

Similarly, when looking at it on a per vehicle basis, we assume $341 thousand of average annual driver cost to operate a truck 24 hours a day. There are additional costs including fuel, insurance, driver management, as well as driver accommodation. We then apply the same expected savings just mentioned, and this results in $230-$300 thousand of potential revenue per truck per year on a recurring basis.

We’ve already talked about the market, but when you look at the sheer size of the overall market in terms of the number of class 8 trucks in the US, our expected delivery ramp of thousands of trucks by 2027 represents just a tiny fraction of the overall market.

And now, I will hand it over to Allyson to talk through our transaction details.

Allyson Satin, COO of AACT

As discussed earlier in the presentation, we believe Kodiak’s closest public peer is Aurora due to similar target focus of delivering autonomous technology to the commercial trucking market. Over the trailing six-month period ending April 11, 2025, Aurora has traded at an average market capitalization of ~$11.6 billion and has seen trading momentum as it nears commercial launch.

However, we also wanted to look at the broader set of autonomous vehicle peers to help frame for investors the pre-money valuation of the Kodiak transaction. While focused on passenger vehicles vs. trucking, we recognize Waymo in our comps analysis, which has currently achieved a meaningful valuation premium to other peers in the space due to its continued geographic penetration and user adoptions across the United States.

In conclusion, after considering the publicly-available information on Aurora, we have designed the transaction to occur at a meaningful discount and believe a $2.5 billion pre-money equity valuation for Kodiak is a highly attractive entry point for investors.

Moving to the transaction overview slides…

AAC II, which currently holds over $550 million of cash-in-trust subject to redemptions, will combine with Kodiak at a pre-money equity value of $ 2.5 billion. We think this is a highly attractive valuation entry point given current market benchmarks and Kodiak’s position as a leading autonomous provider to the trucking industry.

As part of the transaction, Kodiak expects up to $651 million of gross proceeds, based on over $550 million of AAC II’s cash-in-trust, assuming no redemptions, and the proceeds of a contemplated $100 million PIPE which would fund concurrent with the closing of the SPAC merger. Over $110 million of private and PIPE funding has already been invested or committed from new and existing institutional investors, including affiliates of Soros, ARK Investment and Ares. All the proceeds from the transaction (after transaction costs) are expected to be held as cash on the balance sheet and will be used to support the Company’s growth initiatives.

In addition, it is important to note that Kodiak’s existing security holders are rolling over 100% of their equity and are expected to hold approximately 78% of the combined company, subject to redemptions by AAC II’s existing stockholders.

I will now hand it back to Don for his closing comments.

Don Burnette, Founder & CEO

Thanks Allyson. In summary, we are operating in a huge market with strong tailwinds behind us. We’re already generating driverless revenue. We have a single technology platform that addresses multiple markets, and has strong customer traction in commercial trucking as well as the public sector. And we have a deep management team that has been together since the beginning and is ready to transform this industry.

Autonomy is the future, and we believe this is going to fundamentally revolutionize the way that we all move, and we are extremely excited to be a part of it.

This concludes our call. Thank you for your time today.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, each as amended. These include Ares Acquisition Corporation II’s (“AACT”) or Kodiak Robotics, Inc.’s (“Kodiak”) or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “potential,” “budget,” “may,” “will,” “could,” “should,” “continue” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Kodiak’s and AACT’s expectations with respect to future performance, the addressable market for Kodiak’s products, Kodiak’s operational and product roadmap and its ability to produce its products at a commercial level, the competitive and regulatory landscape for Kodiak’s products, Kodiak’s estimated target economics, the capitalization of AACT after giving effect to the proposed business combination between AACT and Kodiak (the “proposed business combination”) and expectations with respect to the future performance and the success of the combined company following the consummation of the proposed business combination (the “combined company”). These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Kodiak’s and AACT’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Kodiak and AACT. These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the equity holders of Kodiak or AACT is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks related to the rollout of Kodiak’s business and the timing of expected business milestones; the effects of competition on Kodiak’s business; supply shortages in the materials necessary for the production of Kodiak’s products; risks related to working with third-party manufacturers for key components of Kodiak’s products; risks related to the retrofitting of Kodiak’s vehicles by third parties; the termination or suspension of any of Kodiak’s contracts or the reduction in counterparty spending; delays in Kodiak’s operational roadmap with key partners and customers; the amount of redemption requests made by AACT’s public equity holders; and the ability of AACT or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Kodiak, AACT or the combined company resulting from the proposed business combination with the U.S. Securities and Exchange Commission (the “SEC”), including under the heading “Risk Factors.” If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Kodiak nor AACT presently know or that Kodiak and AACT currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by investors as a guarantee, an assurance, a prediction or a definitive statement of fact or probability.

In addition, forward-looking statements reflect Kodiak’s and AACT’s expectations, plans or forecasts of future events and views as of the date they are made. Kodiak and AACT anticipate that subsequent events and developments will cause Kodiak’s and AACT’s assessments to change. However, while Kodiak and AACT may elect to update these forward-looking statements at some point in the future, Kodiak and AACT specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Kodiak’s or AACT’s assessments as of any date subsequent to the date they are made. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither Kodiak, AACT, nor any of their respective affiliates have any obligation to update these forward-looking statements other than as required by law. In addition, this communication contains certain information about the historical performance of Kodiak. You should not view information related to the past performance of Kodiak as indicative of future results. Certain information set forth in this communication includes estimates and targets and involves significant elements of subjective judgment and analysis. No representations are made as to the accuracy of such estimates or targets or that all assumptions relating to such estimates or targets have been considered or stated or that such estimates or targets will be realized.

Additional Information and Where to Find It

In connection with the proposed business combination, AACT and Kodiak plan to file a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a prospectus with respect to the combined company’s securities to be issued in connection with the proposed business combination and a preliminary proxy statement with respect to the shareholder meeting of AACT to vote on the proposed business combination. AACT and Kodiak also plan to file other documents and relevant materials with the SEC regarding the proposed business combination. After the Registration Statement is declared effective by the SEC, the definitive proxy statement/prospectus included in the Registration Statement will be mailed to the shareholders of AACT as of the record date to be established for voting on the proposed business combination. SECURITY HOLDERS OF KODIAK AND AACT ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE

THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Kodiak and AACT once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by AACT may be obtained free of charge from AACT at www.aresacquisitioncorporationii.com. Alternatively, these documents, when available, can be obtained free of charge from AACT upon written request to Ares Acquisition Corporation II, 245 Park Avenue, 44th Floor, New York, NY 10167, Attn: Secretary, or by calling (888) 818-5298. The information contained on, or that may be accessed through the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

AACT, Kodiak and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of AACT in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of AACT’s executive officers and directors in the solicitation by reading AACT’s final prospectus related to its initial public offering filed with the SEC on April 24, 2023, the definitive proxy statement/prospectus, which will become available after the Registration Statement has been declared effective by the SEC, and other relevant materials filed with the SEC in connection with the proposed business combination when they become available. Information concerning the interests of AACT’s participants in the solicitation, which may, in some cases, be different from those of AACT’s shareholders generally, will be set forth in the preliminary proxy statement/prospectus included in the Registration Statement.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AACT, Kodiak or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in where such distribution or use would be contrary to local law or regulation.